EXHIBIT 23.1

INDEPENDENT AUDITORS' CONSENT

        We consent to the use in this Amendment No. 6 to Registration Statement No. 333-108189 of LECG Corporation of our report on the consolidated financial statements of LECG Holding Company, LLC and subsidiary dated March 31, 2003 (November 12, 2003 as to effects of the 1 for 1.6 ratio discussed in the last paragraph of Note 1) which expresses an unqualified opinion and contains and explanatory paragraph related to the adoption of a new accounting standard appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the heading "Experts" in such Prospectus.

/s/ DELOITTE & TOUCHE LLP

San Francisco, California
November 12, 2003